UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Liberty Global plc
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Liberty Global Class A Ordinary Shares, nominal value $0.01 per share

Liberty Global Class C Ordinary Shares, nominal value $0.01 per share
 (Title of Class of Securities)

Liberty Global Class A Ordinary Shares: G5480U 104
Liberty Global Class C Ordinary Shares: G5480U 120
(CUSIP Number of Ordinary Shares)

Bryan H. Hall, Esq.
Executive Vice President & General Counsel
Griffin House,
161 Hammersmith Rd,
London, United Kingdom
+44.208.483.6449 or +1.303.220.6600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
George Casey
Daniel Litowitz
Harald Halbhuber
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY  10022-6069
+1.212.848.4000

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
N/A*	N/A*

*                       A filing fee is not required in connection with this filing as it relates solely to preliminary communications made prior to the commencement of a tender offer.

☐                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable
Form or Registration No.:	Not Applicable
Filing Party:	Not Applicable
Date Filed:	Not Applicable

☒                Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐      Third-party tender offer subject to Rule 14d-1.
☒     Issuer tender offer subject to Rule 13e-4.
☐      Going-private transaction subject to Rule 13e-3.
☐      Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐      Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐      Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Forward-Looking Statements and Disclaimer

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements with respect to strategies, future growth prospects and opportunities of Liberty Global plc (the “Company,” “we,” “us” or “our”); expectations with respect to our rebased OCF growth, our Adjusted FCF and our P&E additions; expectations with respect to the intended tender offers, including the aggregate amount of Class A and Class C ordinary shares that we expect to offer to purchase in the tender offers, the expected price ranges, and whether we actually commence and consummate the tender offers as planned or at all; the anticipated regulatory approval and closing of the Sunrise transaction; anticipated growth and opportunities in the U.K.; decisions regarding our capital allocation; expectations with respect to the development, launch and benefits of our innovative and advanced products and services, including the rollout of 1 Gbps speeds; the strength of our balance sheet and tenor of our third-party debt; and other information and statements that are not historical fact. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include events that are outside of our control, such as the continued use by subscribers and potential subscribers of our and our affiliates’ services and their willingness to upgrade to our more advanced offerings; our and our affiliates’ ability to meet challenges from competition, to manage rapid technological change or to maintain or increase rates to subscribers or to pass through increased costs to subscribers; the effects of changes in laws or regulation; general economic factors; our and our affiliates’ ability to obtain regulatory approval and satisfy regulatory conditions associated with acquisitions and dispositions; our and affiliates’ ability to successfully acquire and integrate new businesses and realize anticipated efficiencies from acquired businesses; the availability of attractive programming for our and our affiliates’ video services and the costs associated with such programming; our and our affiliates’ ability to achieve forecasted financial and operating targets; the outcome of any pending or threatened litigation; the ability of our operating companies and affiliates to access cash of their respective subsidiaries; the impact of our operating companies’ and affiliates’ future financial performance, or market conditions generally, on the availability, terms and deployment of capital; fluctuations in currency exchange and interest rates; the ability of suppliers, vendors and contractors to timely deliver quality products, equipment, software, services and access; our and our affiliates’ ability to adequately forecast and plan future network requirements including the costs and benefits associated with network expansions; and other factors detailed from time to time in our filings with the Securities and Exchange Commission, including our most recently filed Form 10-K/A and Forms 10-Q. These forward-looking statements speak only as of the date of this communication. We expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Additional Information and Where to Find It

This communication is for informational purposes only, is not a recommendation to buy or sell the ordinary shares of the Company, and does not constitute an offer to buy or the solicitation to sell the Company’s ordinary shares. The tender offers described in this communication have not yet commenced, and there can be no assurances that the Company will commence the tender offers on the terms described in this communication or at all. The tender offers will be made only pursuant to the Offer to Purchase, the Letters of Transmittal and other related materials that the Company expects to file with the SEC upon commencement of the tender offers. SHAREHOLDERS ARE URGED TO CAREFULLY READ THE OFFER TO PURCHASE, LETTERS OF TRANSMITTAL AND RELATED MATERIALS (AND ANY AMENDMENT OR SUPPLEMENT THERETO) IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFERS, THAT SHAREHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. If and when the tender offers are commenced, shareholders will be able to obtain a free copy of the tender offer materials (including the Offer to Purchase, the Letters of Transmittal and other related materials) that the Company will be filing with the SEC at the SEC’s website at www.sec.gov. In addition, if and when the tender offers are commenced, the Company will provide contact information for shareholders if they should have any questions or need assistance.

Item 12.     Exhibits.

EXHIBIT NUMBER	DESCRIPTION
99.1	Excerpts from the Company’s Second Fiscal Quarter 2019 Earnings Call Transcript, dated August 8, 2019.

2